VIA EDGAR SUBMISSION

Mr. John Coleman and Mr. Gus Rodriguez
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

March 17, 2023

Re:	Piedmont Lithium Inc.
Form 10-KT for the Six Months Ended December 31, 2021
Filed February 28, 2022
File No. 001-38427

Dear Mr. Coleman and Mr. Rodriguez,

Please find our response to the comments set forth in a letter dated March 6, 2023 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Transition Report on Form 10-KT for the six months ended December 31, 2021 (the “2021 10-KT”).  References to the “Company,” “Piedmont,” “we,” “us” and “our” in this letter refer to Piedmont Lithium Inc., unless otherwise indicated.

Our Technical Report Summary (the “Original TRS”) was originally filed as an exhibit to the 2021 10-KT.  On March 1, 2023, we filed an amendment to the Original TRS (as amended, the “Amended TRS”) as an exhibit to our Form 10-K for the year ended December 31, 2022 (our “2022 10-K”).  We will file a further revised TRS (the “Revised TRS”), reflecting the comments provided by the Staff in its Letter (other than Comment 1), as an exhibit to an amendment to our Form 10-K for the year ended December 31, 2022.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter.  Unless otherwise indicated, all references in this letter to “$” are to United States dollars.

Form 10-KT for the Fiscal Year ended December 31, 2021

General

1.
We note that you filed approximately seven current reports on Form 8-K over the past year to alert investors to corporate presentations that you have posted on your website, in which you have reported economic details for several projects.  For example, the January 27, 2023 and February 24, 2023 presentations include a summary of economic details, including mineralization, for the Quebec, Ghana, Tennessee Lithium, and Carolina Lithium projects on pages 8 and 7, respectively.

You include a similar summary in each of the presentations posted during this timeframe and have similar, related, or corresponding details on other pages within your presentations.  In footnotes on the summary pages, you identify various announcements and technical reports from which you have sourced some of the details.

As we discussed during our phone conference on February 28, 2023, numerous details presented on these pages appear to diverge from disclosure standards that govern reporting in your periodic reports, such as Item 1300 of Regulation S-K, and Rule 12b-20 of Regulation 12B.  For example, we note the following apparent inconsistencies with these requirements that you will need to address.

•	The pre-feasibility project stage associated with the projects does not appear to be consistent with reporting resources rather than reserves for the projects.

•
The quantifications of resources for one or more projects appear to reflect summations of inferred resources with other classifications of resources or reserves, which is generally and commonly not permissible due to the low level of confidence associated with estimates of inferred resources.

•	The 119.1 Mt resource associated with Quebec does not reconcile with reserves of 29.2 Mt for NAL and 12.1 Mt for Authier.

•
The Quebec/Sayona NAL feasibility study dated May 23, 2022, associated with your $571 million NPV detail, uses a concentrate sales price of $1,242 per ton, which appears to be materially inconsistent with the contractual price at which you will purchase output disclosed as ranging from $500 to $900 per ton.

•
The Quebec/Authier feasibility study dated November 11, 2019, uses a concentrate sales price of $693/ton, which appears to be materially inconsistent with the contractual price at which NAL will purchase output from the project which, according to the NAL pre-feasibility study dated May 23, 2022, is $205/ton.

•
The resources of 30.1 Mt associated with the Ghana project does not reconcile with reserves of 18.9 Mt in the corresponding pre-feasibility study dated September 22, 2022; while the production schedule associated with the $1.3 billion NPV detail appears to include about 24.5% inferred resources, which would not be permissible in establishing reserve economics due to low levels of confidence.

•
The Tennessee PEA, associated with your $2.2 billion NPV detail, indicates you would purchase 196,000 tons per year spodumene concentrate (SC6) and produce 30,000 tons of lithium hydroxide per year, although without indicating the sources of SC6 considering your contractual commitments with Tesla and LG.

Tell us whether you concur with each of the observations listed above and if there are any points with which you do not agree, tell us you position and describe your rationale.

Response 1:

We acknowledge the Staff’s comment. We further advise the Staff that we will undertake the actions described below in response, as applicable, to the Staff’s observations, which are restated below in bold.

•	The pre-feasibility project stage associated with the projects does not appear to be consistent with reporting resources rather than reserves for the projects.

We concur with the Staff’s comment and in our future presentations, we will disclose mineral reserves for these projects to the extent supported by a pre-feasibility or feasibility level of study.

•
The quantifications of resources for one or more projects appear to reflect summations of inferred resources with other classifications of resources or reserves, which is generally and commonly not permissible due to the low level of confidence associated with estimates of inferred resources.

We concur with the Staff’s comment and in our future presentations, we will separate measured and indicated mineral resources from inferred resources, and will not provide totals of such resources.

•	The 119.1 Mt resource associated with Quebec does not reconcile with reserves of 29.2 Mt for NAL and 12.1 Mt for Authier.

We concur with the Staff’s comment and in our future presentations, we will show mineral reserves in our project summaries, to the extent declared, and provide a reconciliation of mineral reserves to mineral resources for each project.

•
The Quebec/Sayona NAL feasibility study dated May 23, 2022, associated with your $571 million NPV detail, uses a concentrate sales price of $1,242 per ton, which appears to be materially inconsistent with the contractual price at which you will purchase output disclosed as ranging from $500 to $900 per ton.

We advise the Staff that the concentrate sales price assumed by Sayona Quebec in its Quebec/Sayona NAL feasibility study represents a blended average of concentrate sales to both Piedmont and other third parties. Sales to Piedmont are for the greater of 113,000 metric tons per year or 50% of annual production ranging from $500 to $900 per ton; whereas, sales to third parties of Sayona Quebec are at market pricing.

•
The Quebec/Authier feasibility study dated November 11, 2019, uses a concentrate sales price of $693/ton, which appears to be materially inconsistent with the contractual price at which NAL will purchase output from the project which, according to the NAL pre-feasibility study dated May 23, 2022, is $205/ton.

We advise the Staff that the 2019 Quebec/Authier feasibility study was published prior to Sayona Quebec’s acquisition of NAL and therefore does not represent the current business model of Sayona Quebec.  In May 2022, Sayona Quebec published the Quebec/Sayona NAL feasibility study, which superseded the 2019 Quebec/Authier feasibility study.  Sayona Quebec’s strategy under the 2019 Quebec/Authier feasibility study was to develop a mine and a spodumene concentrator at Authier.  When Sayona Quebec acquired NAL in August 2021, Sayona Quebec’s business strategy changed to developing Authier as a mine only and to transport Authier’s run-of-mine ore to NAL for blending as feed for the NAL concentrator.  Pricing disclosed in the May 2022 feasibility study is the transfer price used for transferring ore from Authier to the concentrator site.

•
The resources of 30.1 Mt associated with the Ghana project does not reconcile with reserves of 18.9 Mt in the corresponding pre-feasibility study dated September 22, 2022; while the production schedule associated with the $1.3 billion NPV detail appears to include about 24.5% inferred resources, which would not be permissible in establishing reserve economics due to low levels of confidence.

We concur with the Staff’s comment and in our future presentations, we will separate measured and indicated mineral resources from inferred resources and will not provide totals of such resources.

The Ewoyaa feasibility study published by Atlantic Lithium Limited (“Atlantic Lithium”) includes inferred mineral resources within its production schedule.  Atlantic Lithium also provides the following cautionary statement with respect to the results of the study:

The production targets referred to in this PFS announcement are based on an initial 12.5-year mining plan comprising 75.5% of Indicated Resources and 24.5% of Inferred Resources modelled from the JORC Mineral Resource Estimate released on AIM on 24 March 2022.  It is noted that 9.2% of the Inferred Resources are mined within the first 24 months of the PFS mining schedule, this due to drilling access restrictions at the time of the Mineral Resource estimate, which will be resolved as part of the current in-fill drilling programme.

There is a low level of geological confidence associated with Inferred Mineral Resources and there is no certainty that further exploration work will result in the determination of Indicated Mineral Resources or that the production target itself will be realised.

The Inferred Mineral Resource is not the determining factor in the viability of the Ewoyaa Lithium Project as the Inferred Mineral Resource represents only 9.2% of the processed ore during the first 24 months of production, with a short pay-back period of 5 months.  Additionally, even with Inferred Resources deferred to waste, and all mining and processing costs carried over life of mine for the Inferred Resources, the Project remains cash-flow positive on an annualised basis.

The mineralisation at Ewoyaa has been confirmed to be associated with spodumene bearing pegmatite as the main lithium bearing mineral.  No significant petalite or lepidolite has been observed.  The deposits show good continuity of the main mineralised units which provided for drill hole intersections to be modelled into coherent, geologically robust domains.

Consistency is evident in the thickness of the structure, and the distribution of grade appears to be reasonable along and across strike.

It is considered that there are reasonable grounds for the conversion of Inferred to Indicated or Measured Resource status, providing reasonable confidence that the production targets outlined in the PFS will be achievable.

Atlantic Lithium recently announced an updated mineral resource estimate in which the majority of mineral resources in the inferred category for Ewoyaa have been upgraded to the indicated category.  Additionally, Atlantic Lithium has estimated measured mineral resources.

The measured mineral resources at Ewoyaa are now 3.5 Mt at 1.37% Li2O with indicated mineral resources estimated at 24.5 Mt at 1.25% Li2O.  The mineral resources together approach the production target outlined in the feasibility study (30.1 Mt at 1.26% Li2O).

Atlantic Lithium expects to complete a feasibility study for Ewoyaa in July 2023 with a further update to the mineral reserves of the project.

In our future presentations, we will make the following modifications:

-
With respect to disclosures regarding the current pre-feasibility study results, we will include the full cautionary statement made by Atlantic Lithium associated with its inclusion of inferred mineral resources in the production target; and

-	Upon Atlantic Lithium’s planned completion of its feasibility study in July 2023, we will update production targets to separately disclose estimates of mineral reserves.

We will continue to disclose these resources as prepared in accordance with the JORC Code.

•
The Tennessee PEA, associated with your $2.2 billion NPV detail, indicates you would purchase 196,000 tons per year spodumene concentrate (SC6) and produce 30,000 tons of lithium hydroxide per year, although without indicating the sources of SC6 considering your contractual commitments with Tesla and LG.

We advise the Staff that we do not believe our offtake supply agreements with Tesla and LG will adversely affect our ability to supply spodumene concentrate to Tennessee Lithium.

We have the right to purchase 50% of Atlantic Lithium’s production of spodumene concentrate from its Ewoyaa project in Ghana at market prices on a life-of-mine basis. Piedmont currently contemplates utilizing spodumene concentrate from this offtake agreement as partial feed for its proposed Tennessee Lithium hydroxide plant.

Based on Atlantic Lithium’s current estimated production target, our offtake right equates to 127,500 tons per year of spodumene concentrate.

Our offtake supply agreement with Tesla for NAL spodumene concentrate currently runs through the end of 2025.  After December 31, 2025, an additional 60,000 metric tons annually of spodumene concentrate may be delivered from NAL to Tennessee Lithium.  We do not expect to require this material to supplement our supply requirements until 2026, at the earliest, based on the estimated startup date of our Tennessee Lithium operation and its expected ramp up period.

We believe the relatively modest volumes required to feed our initial Tennessee Lithium operations could be sourced from remaining NAL offtake rights, from Carolina Lithium upon its start of operations, or from other market sources. If for any reason Piedmont does not exercise our rights to these offtake supplies, the Company is confident that alternative sources of spodumene concentrate would be available to feed Tennessee Lithium’s facility, as current and future spodumene producers seek to feed the growing U.S. electric vehicle market and qualify for the benefits available under the Inflation Reduction Act of 2022.

Please describe any efforts that you had previously undertaken to validate the information and describe any internal controls that you will establish to ensure that any similar details in future presentations is accurate and consistent with the guidance governing the reporting of comparable information in your periodic filings.

Response:

The Company has processes in place over information included in investor presentations as noted below:

•
Obtain information directly from our investees and their third-party consultants, as necessary, which is reviewed by individuals including executive management who are familiar with the investee operations for reasonableness based on management’s knowledge.

•	Tie out information to published reports when applicable.

•	Tie out our investor information presented to supporting documentation provided by our investees and/or their third-party consultants for accuracy.

•
Conduct meetings with various individuals throughout the Company as part of the investor presentation preparation process who have specific knowledge of the information to be included in the presentation. The following points are considered, but not limited to, during the meeting:

o	Overall accuracy and completeness of data presented.

o	Consideration of SEC rules and regulations.

o	Consideration over consistency of information with underlying records and supporting documentation as well as information included in other publicly available documents.

•	Consult with external counsel to assist in the identification of any omissions in the information presented.

Going forward, we intend to further strengthen our processes and internal controls by ensuring the control documentation over information included in investor presentations is formally documented and evidence of review is retained.

Finally, please explain to us how you propose to advise investors of the adjustments or corrections necessary to conform or qualify the content referenced above.

Response:

We intend to revise our standard corporate presentation consistent with the discussion above, publish such revised presentation and remove prior presentations from our website to the extent superseded by the revised presentation.

Item 15 Exhibits
Exhibit 96.1, page 49

2.
We note that you filed an amended Technical Report Summary as Exhibit 96.2 to your annual report on March 1, 2023, reflecting revisions that were necessary to address the comments in our November 8, 2022 and February 10, 2023 letters, also reflecting revisions based on our phone conference on February 28, 2023.

Please describe to us the process that you had undertaken to obtain a revised Technical Report Summary based on guidance that you received during our phone conference and, in consultation with the qualified persons, also describe to us the procedures that were completed by them in the course of revising and reissuing their report.

Tell us the reasons the dates for signatories of the report do not coincide with the date of finalizing the report, i.e. after all of the changes were made.

Response 2:

Following our phone conference of February 28, 2023, management consulted with our Qualified Persons (“QPs”) with respect to the inclusion of byproduct mineral reserves in our Amended TRS and the inclusion of the project economics associated with byproducts in the cash flow analysis.

The QPs and management together concluded that it was appropriate to remove the byproduct mineral reserves and associated economics from the Amended TRS, and these edits to the document and financial model were made.  The QPs submitted a revised draft of the cash flow model and Amended TRS for management’s review and approval on the evening of February 28, 2023, which we approved. We filed our Amended TRS together with our 2022 10-K on March 1, 2023.

In the process of making these changes, we believed that we did not require updated consents from our Qualified Persons as our Amended TRS had not been filed, but we acknowledge this inconsistency and intend to amend the Form 10-K to file consents dated on or after the date of the Amended TRS.

3.
As the Technical Report Summary has been substantively revised since the original report was filed on February 1, 2022, it is unclear why you have retained the original report as Exhibit 96.1 to your recent annual report.  In this regard, we note that you filed consents from the qualified persons for inclusion of the amended report at Exhibits 23.4, 23.5, and 23.6, and that you have not filed consents for inclusion of the original report.  As the original report did not fully conform to the requirements of Item 601(b)(96) of Regulation S-K, or the associated guidance in Subpart 1300 of Regulation S-K, it should no longer appear within the list of exhibits.  We note that you have provided disclosure on page 33 of your recent annual report, stating that the Technical Report Summary was amended “to include certain information as required by Item 1300 of Regulation S-K” although with no mention of the content that was removed from the report.

Response 3:

We advise the Staff that we will amend our 2022 10-K to remove the Original TRS from the list of exhibits.

Please arrange to obtain and file a revised Technical Report Summary in an amendment to your recent annual report to address the following points; you will need to coordinate with the qualified persons in order to address the first three of these points.

An explanatory paragraph should be added to the forepart of the amended Technical Report Summary to describe the changes that were made after the date of the original report, including references to those sections of the report that were impacted by the changes, and those sections of the report where further details of the changes are provided, to the extent these are not fully addressed in the explanatory paragraph.

Response:

We propose the following summary to be included in the Revised TRS:

This TRS serves as an amendment to a TRS filed in January 2022, effective December 31, 2021.  Notable revisions and changes to the previously filed TRS include:

•	Includes various additional clarifications as requested by the SEC in a response letter to the previous filed TRS.
o	Removal of “Declaration” portion of Section 2, replaced with “Statement of Use & Preparation” at forefront of TRS document.
o	Adds details of “Personal Inspections” of the property by qualified persons in Section 2.6.
o	Newly drafted language in Section 3.2 and accompanying Appendix related to the properties in which PLL controls the mineral rights as related to resource and reserve estimations.
o	Addition of Section 10.19 related to the QP’s opinion on the representativeness and adequacy of mineral processing test samples.
o	General clarifications in Section 11 related to mineral resources being stated inclusive of reserves and also provides details of resources exclusive of reserves.
o	Removal of “total” (indicated + inferred) resource tabulations (Section 11).
o	Additional of new Section 11.4 which outlines reasonable prospects for economic extraction and the derivation of cutoff grades.
o
Removal of references to byproducts processing (Section 10, 14), byproducts infrastructure (Section 15), byproducts operating costs and capital costs (Section 18), byproducts revenue (Section 19) and personnel roles related to byproduct processing and sales (Section 21).

o	Addition of report section outlining material contracts which will be needed for the proposed operation (Section 16.5).
o
Newly drafted language in Section 17 and accompanying detailed permitting tables outlining material permitting requirements for the project.  Additionally, all discussion of Waste Storage has been moved to Section 17.

o	Removal of costs and revenue associated with spodumene concentrate purchase, processing and sales from offtake agreements (Section 19).
o
Replaces financial modeling with a “ore reserve only” plan as opposed to PLL’s ultimate business plan which was originally presented.  Financial modeling is based upon the sale of lithium hydroxide via the conversion of run-of-mine ore reserves to spodumene concentrate in the PLL’s planned concentrator facility and ultimate sale of lithium hydroxide via the Company’s planned conversion plant.

o	Expanded details around cash flow & pertinent line items (Section 19).
o	Clarifications around formulas and factors used to convert reserves to saleable products and the QP’s reasoning for utilizing such factors and formulas (Section 19).
o	Modification of Section 25 to limit information relied upon by QP’s as provided by PLL.
•	Various Additional Clarifications as Recommended by QP’s, including:
o	General footnote clarifications in resource tables (Section 11).
o	General footnote clarifications in reserve tables (Section 12).
o	General clarifications of reserves being reported on a run-of-mine basis by clearly stating assumptions in reserve table footnotes (Section 12).
o	Addition of pertinent metallurgical recovery factors for informational purposes in reserve tables (Section 12).
o	Further clarification of reserve cutoff grades following same basis as resource cutoff grades (Section 12.1.1).
o	Clarifications in Risk Tables (Section 22.5).

The dates associated with the signatures to the amended Technical Report Summary should coincide with the date of completing the amended report.

Response:

We acknowledge the Staff’s comment and will secure and file signatures to the Revised TRS that coincide with the date of such Revised TRS.

Obtain and submit consents from the qualified persons that are dated on or after the date of finalizing their report.

Response:

We acknowledge the Staff’s comment and will secure and file amended QP consents with an amendment to our 2022 10-K.

The disclosure on page 33 of your annual report should be expanded to more fully describe the changes that were made to the Technical Report Summary in order to conform to the requirements mentioned above, including a brief description of the content that was removed and the reasons this was necessary.

Response:

We propose adding the following language to be added to “Item 2. Properties” in an amendment of our 2022 Form 10-K:

The Amended TRS attached as an exhibit to this Annual Report on Form 10-K serves as an amendment to our Original TRS, effective December 31, 2021, and filed with the SEC in January 2022.  Notable revisions and changes to the previously filed Amended TRS include:

•	Includes various additional clarifications.

•
Replaces financial modeling with a “ore reserve only” plan as opposed to the Company’s ultimate business plan which was originally presented.  Financial modeling is based upon the sale of lithium hydroxide via the conversion of run-of-mine ore reserves to spodumene concentrate in the Company’s planned concentrator facility and ultimate sale of lithium hydroxide via the Company’s planned conversion plant.

•	Removes byproducts from revenue projections.

The original Technical Report Summary and the associated link should be deleted from the list of exhibits in the annual report.

Response:

We acknowledge the Staff comment and will amend the 2022 Form 10-K to remove the associated link.

Sincerely,

/s/ Michael White
Michael White
Chief Financial Officer

Via E-mail:
cc:	Bruce Czachor, Chief Legal Officer
Eric Scarazzo, Gibson, Dunn & Crutcher LLP